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                            December 5, 2023

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, California 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed November 17,
2023
                                                            File No. 333-275625

       Dear Joseph W. Turner:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed November 17, 2023

       General

   1. Please clarify why the bond offering size is $200,000,000 yet the 2024 Class A Debt
                                                        Certificate Trust
Indenture authorizes an issuance up to an aggregate amount of
                                                        $375,000,000 but no
more than the number of certificates outstanding in the aggregate having an unpaid
balance of $250,000,000.
   2. We note that you have occasionally submitted documents styled as Rule 424(b)(3)
                                                        prospectus supplements
using the EDGAR submission type "SUPPL." These supplements
                                                        include changes to the
interest rates offered on your notes. Please provide us with your analysis as to why the
supplements are not covered by Rule 424. Alternatively, please confirm that if you
supplement your prospectus in the future, you will submit the supplement under the
appropriate 424 submission type. For instance, we note that on your cover page, you
indicate that you will file supplements under Rule 424(b)(3).
 Joseph W. Turner
Ministry Partners Investment Company, LLC
December 5, 2023
Page 2
Management's Discussion and Analysis
Debt Securities, page 73

3. You state that "[h]istorically, [you] have been successful in generating reinvestments by
       [y]our debt security holders when the notes they hold mature." Please revise to clarify the reinvestment process, the notice process and the impact of reinvestments on the amounts outstanding under the Form S-1 shelf registration statement.
Certain Relationships and Related Transactions, page 112

4. You state on page 112 that "[t]he KCT Operating LOC is a $5.0 million short-term demand credit facility with a one-year maturity date ending on June 6, 2023" and that it automatically renews for another year term unless either party furnishes written notice.
       You further state in the table on page 114 that the KCT Operating LOC has a maturity date of June 6, 2024. Please revise your disclosure to clarify whether the KCT Operating
       LOC automatically renewed for another year to June 6, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419
with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph W. Turner
                                                    Division of Corporation
Finance
Comapany NameMinistry Partners Investment Company, LLC
                                                    Office of Finance
December 5, 2023 Page 2
cc:       Randy Sterns, Esq.
FirstName LastName